STG Securities, LLC

Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70947

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **STG Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
250 West 55th Street
(No. and Street)

New York   **NY**   **10019**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Kirill Gelman   **(646) 868-1753**   **Kirill.Gelman@stgsec.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West   **New York**   **NY**   **10001**
(Address)   (City)   (State)   (Zip Code)

10/20/2003   **42**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirill Gelman, swear (or affirm) that, to the best of my knowledge and belief, the statement of financial condition pertaining to the firm of STG Securities, LLC as of December 31, 2025 are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Kirill Gelman 0F6364C6AA9F451...

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR240.17a-5, 17 CFR 240.17a-12, or 17 CFR240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR240.17a-5 or 17 CFR240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR240.17a-12(k).
☐ (z) other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STG Securities, LLC
Statement of Financial Condition
December 31, 2025

Table of Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

The Member and Management
STG Securities, LLC formerly known as Hull Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of STG Securities, LLC formerly known as Hull Partners, LLC (the "Company") as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2025.

February 27, 2026

1

STG Securities, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 7,155,626
Due from Clearing Broker	1,692,934
Investments in Securities, at fair value	919,229
Exchange Memberships, at cost	100,000
Other Assets	25,738
Total Assets	**$ 9,893,527**

LIABILITIES AND MEMBER'S EQUITY

Due to Affiliates	$ 1,665,348
Securities Sold, Not Yet Purchased, at fair value	677,355
Due to Exchanges	248,763
Accrued Expenses and Other Liabilities	150,960
Total Liabilities	**2,742,426**
Member's Equity	7,151,101
Total Liabilities and Member's Equity	**$ 9,893,527**

The accompanying notes are an integral part of the statement of financial condition.

STG Securities, LLC
Notes to Statement of Financial Condition
December 31, 2025

1. Organization

STG Securities, LLC formerly known as Hull Partners, LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of STG Securities Holdings, LLC ("STGSH"). On September 30, 2025, STGSH purchased Hull Partners, LLC. The financial information included in the statement of financial condition includes the Company's pre-acquisition activity from January 1, 2025 up until the Closing Date (as defined below). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investor Protection Corporation and various exchanges in the United States of America ("US").

The Company engages in market-making on various options exchanges and in principal trading in US listed securities.

2. Significant Accounting Principles

Basis of Presentation
This statement of financial condition is prepared in accordance with accounting principles generally accepted in the US ("US GAAP") which may require the Company to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results differ materially from those estimates.

Cash
Cash is held on deposit at various financial institutions. At times, the Company may maintain cash in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts and does not believe there to be a significant risk of such losses occurring.

Investments in Securities and Securities Sold, But Not Yet Purchased
Investments in Securities and Securities Sold, But Not Yet Purchased consist of equities and options on equities and are recorded at fair value. All securities transactions are recorded on a trade date basis. Equity securities are priced at the composite price as of the close of business. Options on equity securities are priced at the national best bid and offer mid-price.

Due from Clearing Broker
The Company maintains a clearing agreement with its clearing broker for clearance and custody services. Due from Clearing Broker is comprised of cash, receivables/payables for securities sold/purchased, and interest receivable/payable. The Company nets all accounts held with its clearing broker and records all transactions on a trade date basis.

Exchange Memberships
The Company's exchange memberships provide the Company with the right to conduct business on the exchange. The Company's exchange memberships are recorded at cost or, if other than temporary impairment has occurred, at a value that reflects management's estimate of the impairment in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*.

Income Taxes
The Company is a single member limited liability company and is a disregarded entity for federal and state income tax purposes. Any income or loss is consolidated into the return of STGSH for federal and state tax reporting purposes.

The Company recognizes and measures its uncertain tax expenses in accordance with ASC 740, *Income Taxes*. The Company assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of uncertain tax benefits is adjusted when new information is available, or when an event occurs that requires a change. For the year ended December 31, 2025, no such positions were identified.

STG Securities, LLC
Notes to Statement of Financial Condition
December 31, 2025

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which consists of principal trading. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM evaluates performance of the Company using net income. Additionally, the CODM reviews excess net capital and net income to make operational decisions. The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described within this section. Segment assets can be found in the Statement of Financial Condition.

3. Ownership Change

On September 30, 2025, STGSH purchased all of the issued and outstanding membership interests in the Company, including all of its assets and outstanding liabilities. Prior to the acquisition, the Company was an SEC registered broker-dealer engaged in trading US listed securities and contracts. In anticipation of closing the transaction on September 30, 2025 (the "Closing Date"), the Company wound down all of its positions by June 16, 2025. The only remaining assets at the Closing Date were cash held at a financial institution and funds in the Company's FINRA CRD account. Effective September 30, 2025, the Company changed its name from Hull Partners, LLC to STG Securities, LLC. The financial information included in the statement of financial condition includes the Company's pre-acquisition activity from January 1, 2025 until the Closing Date. The transaction was recorded in the name of STGSH, acting as the acquirer.

4. Related Party Transactions

From January 1, 2025 up until the Closing Date, the Company incurred expenses with an affiliated entity (HTAA,LLC) pursuant to an expense sharing agreement which the Company shared certain general and administrative services including certain salaries, rent, advisory services and administrative fees. This related expense sharing agreements was cancelled effective June 30, 2025. No payable remained outstanding to such affiliated entity at the time of the Closing Date. In the normal course of business, various operating expenses were paid by the former investment manager of the Company and reimbursed by the Company.

With effect from September 30, 2025, the Company (as client) entered into a service agreement with STGSH (as supplier). Under this agreement, STGSH provides services to the Company to conduct its operations including, but not limited to, compensation and related payroll costs, infrastructure and application support, quantitative analysis, corporate services and use of business premises. Allocations are based on various cost drivers each of which is individually considered based on the nature and utilization of the expenses and may be subject to minimum charges as agreed upon by the parties. As of December 31, 2025, $1,665,348 remains payable to STGSH for such services and is included in Due to Affiliates in the Statement of Financial Condition.

5. Fair Value Measurements

The Company values all investments in accordance with ASC 820, *Fair Value Measurements*, which requires disclosures about investments that are measured and reported at fair value. As defined in ASC 820, fair value of financial instruments focuses on an exit price, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information when available.

The fair value hierarchy is comprised of the following three categories:

Level 1 – Valuations based on quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement. This includes situations where there is little, if any, market activity for the asset or liability.

STG Securities, LLC
Notes to Statement of Financial Condition
December 31, 2025

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

Exchange-traded derivatives, such as futures, options and warrants, are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy to the extent that these instruments are actively traded and valuation adjustments are not applied.

The Company reported the fair value of its financial instruments in accordance with its fair value policy and ASC 820. The following table presents the financial instruments measured at fair value on a recurring basis at December 31, 2025:

Fair Value at December 31, 2025

Assets	Level I	Level II	Level III	Totals
Equity securities	$ 487,479	-	-	$ 487,479
Listed options	431,750	-	-	431,750
Total Assets	$ 919,229	-	-	$ 919,229
Liabilities				
Equity securities	$ 456,994	-	-	$ 456,994
Listed options	220,361	-	-	220,361
Total Liabilities	$ 677,355	-	-	$ 677,355

Assets and Liabilities included in the table above are recorded in Investments in Securities, at fair value and Securities Sold, Not Yet Purchased, at fair value, respectively, in the Statement of Financial Condition.

6. Derivative Instruments

The Company enters into listed options contracts within the normal course of business. Options contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based upon differentials between the underlying values. Options purchased by the Company provide the Company with the opportunity to purchase (call option) or sell (put option) an underlying asset at an agreed-upon value either on or before the expiration of the option. Options written by the Company may require the Company to purchase or sell certain investments if the written options are exercised against the Company by the option holder. The maximum risk of loss to the Company is the fair value of the contracts and the premiums paid to purchase its open options contracts.

At December 31, 2025, the fair value and gross notional amounts of the Company's derivative assets are $431,750 and $19,757,900, respectively, and are included in Investment in Securities, at fair value in the Statement of Financial Condition. At December 31, 2025, the fair value and gross notional amounts of the Company's derivative liabilities are $220,361 and $19,741,700, respectively, and are included in Securities Sold, Not Yet Purchased, at fair value in the Statement of Financial Condition. Derivative assets and liabilities are offset by counterparty when it has been determined by the Company to be legally enforceable and where certain other criteria are met in accordance with applicable offsetting guidance. As of December 31, 2025, no netting has been recorded.

7. Commitments and Contingencies

In the normal course of business, the Company may be involved in various regulatory or legal matters, inquiries and/or proceedings. The Company does not believe that any such matters would have a material adverse effect on the Company's financial position.

STG Securities, LLC
Notes to Statement of Financial Condition
December 31, 2025

The Company enters into various agreements which may have indemnification provisions. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses and does not have any current claims or losses pursuant to these contracts.

8. Risk Management

Market Risk
Market risk is the potential for changes in the value of financial instruments and derivatives from market changes, including fluctuations in securities prices. Market risk is directly affected by the volatility and liquidity in the markets on which the related instruments or underlying assets are traded. The Company is exposed to market risk when selling securities, not yet purchased, as there is a risk that the market price of that particular security substantially increases and the Company is unable to cover the short position. The Company manages its exposure to market risk related to trading instruments on an aggregate basis, combining the effects of cash instruments and derivatives.

Liquidity Risk
Liquidity risk is the risk that the Company would not be able to meet its financial obligations as they arise. Various conditions may cause an increase in the margin required to be deposited by the clearing broker which may result in the Company having to liquidate positions at unfavorable prices, potentially resulting in substantial losses.

Operational Risk
The Company relies on service providers, some of which are affiliates of the Company, for various business processes. Disruptions to service could result in the Company's temporary inability to trade and/or pose a risk for financial loss. Where possible, the Company seeks to develop processes to mitigate these risks that would allow its core operations to continue.

Credit Risk
Credit risk is the potential loss from a counterparty's failure to meet their contractual obligations. The Company's credit risk is primarily with the financial institutions that it transacts with. Such risks are reduced by the various rules and regulations that these institutions are subject to. The Company actively monitors and seeks to mitigate its credit exposures by counterparty.

9. Regulatory Requirements

The Company is subject to Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 (the "Act") which requires broker-dealers at all times to maintain net capital in excess of prescribed minimum requirements. The Company has elected to operate under the alternative standard which has a minimum net capital requirement of $250,000. At December 31, 2025, the Company had net capital of $7,021,093 which exceeded the minimum requirement by $6,771,093.

To the extent required to maintain compliance with regulatory requirements, including the Net Capital Rule, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Act as the Company's activities are limited to proprietary trading. For the year ended December 31, 2025, the Company did not have custody of any client assets.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2026 which is the date the statement of financial condition was available for issuance. The Company is not aware of any subsequent events that would require disclosure or to be recognized in the statement of financial condition.